As furnished to the Securities and Exchange Commission on January 8, 2003


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of January, 2003
Commission File Number 001-15244

                               Credit Suisse Group

             Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

           Form 20-F...X...                      Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes......            No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............N/A................

CREDIT|FIRST                                        Corporate Communications
SUISSE|BOSTON
                                                    CREDIT SUISSE FIRST BOSTON
                                                    Eleven Madison Avenue
                                                    New York, NY 10010-3629

PRESS RELEASE
-------------

                                                           For Immediate Release


       Credit Suisse First Boston to Sell Pershing to The Bank of New York
           ---------------------------------------------------------
           Transaction Strengthens Capital for CSFB's Core Businesses

New York, January 8, 2003 - Credit Suisse First Boston (CSFB) announced today that it has entered into a definitive agreement to sell its Pershing unit to The Bank of New York Company, Inc. for US$2 billion in cash, together with the repayment of a US$480 million subordinated loan, as well as an additional contingent payment of up to US$50 million based on future performance. The transaction is expected to close in the first half of this year, subject to regulatory approvals and other conditions. Pershing is a global leader in financial services outsourcing solutions and investment-related products with more than 850 clients worldwide.

Commenting on the transaction, CSFB's Chief Executive Officer and Co-CEO of Credit Suisse Group, John J. Mack, said, "We are pleased to announce an agreement with The Bank of New York on the sale of Pershing. This will allow CSFB to improve the resources available for our core services to clients. Given today's challenging capital market environment, CSFB is focused on enhancing our leading positions in our primary business areas."

As a result of the transaction, the regulatory capital positions of CSFB and CSG will be enhanced by the elimination of approximately US$500 million in goodwill and an aggregate reduction in risk-weighted assets of approximately US$1.8 billion. The transaction will generate a modest pre-tax loss and an after-tax loss on the sale of approximately US$250 million.

Pershing's current senior management team will continue to lead the organization. Pershing's Chief Executive Officer, Richard F. Brueckner said, "Pershing has achieved market leadership by delivering a diverse array of high quality financial services outsourcing solutions to leading financial institutions and their investment professionals. Our affiliation with The Bank of New York will position us to offer an even broader range of services on a global basis."

                                      # # #

Credit Suisse First Boston (CSFB) is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB's businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital, correspondent brokerage services and asset management. CSFB operates in 77 locations in 36 countries across six continents. The Firm is a business unit of the Zurich-based Credit Suisse Group, a leading global financial services company. For more information on Credit Suisse First Boston, please visit our Web site at http://www.csfb.com.

Located in eleven offices worldwide, Pershing is a leading global provider of financial services outsourcing solutions and investment-related products and services to nearly 1,000 institutional and retail financial organizations and registered investment advisors. Its businesses include execution, settlement, financing, and information management services.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access to capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures;
(ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in the most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission by our parent, Credit Suisse Group, and the most recently filed reports on Forms 10-K, 10-Q and 8-K with the US Securities and Exchange Commission by our affiliate, Credit Suisse First Boston (USA), Inc.

--------------------------------------------------------------------------------
Press Contacts:
Jeanmarie McFadden       CSFB - New York             (212) 325-5898
Pen Pendleton            CSFB - New York             (212) 325-2590

CREDIT|FIRST                                        Corporate Communications
SUISSE|BOSTON
                                                    CREDIT SUISSE FIRST BOSTON
                                                    Eleven Madison Avenue
                                                    New York, NY 10010-3629

PRESS RELEASE
-------------

                                                           For Immediate Release

                             Press Release Addendum
Credit Suisse First Boston to Sell Pershing to The Bank of New York
------------------------------------------------------------

New York, January 8, 2003 - Credit Suisse First Boston (CSFB) announced today that it has entered into an agreement to sell its Pershing unit to The Bank of New York Company, Inc. As a result of the sale, the capital positions of CSFB and CSG will be enhanced. The sale will result in the elimination of approximately US$500 million in goodwill and US$900 million in acquired intangibles. Risk weighted assets will be reduced by approximately US$1.8 billion, including the acquired intangibles.

                                      # # #

Credit Suisse First Boston (CSFB) is a leading global investment bank serving institutional, corporate, government and individual clients. CSFB's businesses include securities underwriting, sales and trading, investment banking, private equity, financial advisory services, investment research, venture capital, correspondent brokerage services and asset management. CSFB operates in 77 locations in 36 countries across six continents. The Firm is a business unit of the Zurich-based Credit Suisse Group, a leading global financial services company. For more information on Credit Suisse First Boston, please visit our Web site at http://www.csfb.com.

Located in eleven offices worldwide, Pershing is a leading global provider of financial services outsourcing solutions and investment-related products and services to nearly 1,000 institutional and retail financial organizations and registered investment advisors. Its businesses include execution, settlement, financing, and information management services.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access to capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures;
(ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in the most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission by our parent, Credit Suisse Group, and the most recently filed reports on Forms 10-K, 10-Q and 8-K with the US Securities and Exchange Commission by our affiliate, Credit Suisse First Boston (USA), Inc.


--------------------------------------------------------------------------------
Press Contacts:
Jeanmarie McFadden            CSFB - New York              (212) 325-5898
Pen Pendleton                 CSFB - New York              (212) 325-2590


                                      * * *

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (File No. 333-100523) and the registration statement on Form S-8 (File No. 333-101259).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CREDIT SUISSE GROUP

                                           By: /s/ David Frick
                                               -------------------------------
                                           Name:  David Frick
                                           Title: Managing Director

                                           By: /s/ Karin Rhomberg Hug
                                               -------------------------------
                                           Name:  Karin Rhomberg Hug
                                           Title: Managing Director


Dated: January 8, 2003